FNX Mining Completes $48 Million Financing

TORONTO: July 11, 2003 – FNX Mining Company Inc. (FNX – TSX) reports the successful completion today of the previously announced (June 17, 2003 FNX news release) bought deal financing. BMO Nesbitt Burns Inc., Griffiths McBurney & Partners, Dundee Securities Corporation and CIBC World Markets Inc. (collectively, the “Underwriters”) purchased 6,210,000 common shares at a price of $6.45 per common share for gross proceeds of $40,054,500.  The Underwriters also exercised an option to purchase an additional 1,290,000 common shares at $6.45 per common share for gross proceeds of $8,320,500 resulting in aggregate gross proceeds of $48,375,000.

Including net proceeds from this financing, FNX currently has approximately $67 Million in its treasury.  The company could potentially add an additional $10 million cash, on the exercise of     existing stock options.

FNX plans to use the net proceeds from this financing to advance development of Phase 2 mining targets at the Company’s 75% owned Sudbury Joint Venture’s McCreedy West, Levack and Norman Properties, and for general corporate purposes.  Terry MacGibbon, FNX President and CEO, notes that, “These funds will enable FNX to simultaneously complete our Phase 1 mining plans, develop additional production potential in the McCreedy West-Levack Complex and to evaluate advanced exploration targets on our other Sudbury Basin Properties”.

These securities have not been and will not be registered under the US Securities Act, as amended, or the securities laws of any state and may not be offered or sold in the United States or to US persons (as defined in Regulation S of the US Securities Act) unless an exemption from registration is available.

This press release is not for distribution to U.S. newswire services or for dissemination in the United States.

For further information, please contact:

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,

FNX Website - www.fnxmining.com